UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549
              ----------------------------------------------------

                                    FORM 11-K


(mark one)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934 for the Fiscal Year Ended December 31, 2003

[ ]  Transition  Report  Pursuant to Section 15(d) of the Securities  Exchange
     Act of 1934

                          Commission File Number 1-8002

                     THERMO ELECTRON CORPORATION CHOICE PLAN

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

          Thermo Electron Corporation Choice Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

          Thermo Electron Corporation
          81 Wyman Street
          P.O. Box 9046 Waltham, Massachusetts 02454-9046

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Thermo Electron Corporation Choice Plan
December 31, 2003 and 2002
--------------------------------------------------------------------------------

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

              THERMO ELECTRON CORPORATION CHOICE PLAN

              By:   Thermo Electron Corporation, Pension Committee


              By:   /s/ Theo Melas-Kyriazi
                    -----------------------------------------------
                    Theo Melas-Kyriazi
                    Chief Financial Officer and Member of the Plan Administrator

Date:  June 25, 2004


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Thermo Electron Corporation Choice Plan
Financial Statements and Supplementary Information
December 31, 2003 and 2002



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

Thermo Electron Corporation Choice Plan
Index
December 31, 2003 and 2002
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                                       Page(s)

Report of Independent Registered Public Accounting Firm............................................................      1

Financial Statements

Statements of Net Assets Available for Benefits.....................................................................     2

Statement of Changes in Net Assets Available for Benefits...........................................................     3

Notes to Financial Statements.......................................................................................   4-7

Supplementary Schedule*

Schedule H, line 4i - Schedule of Assets Held (at End of Year)......................................................     8


* Other  supplemental  schedules  required  by  Section  2520-103.10  of  the Department of Labor's Rules and
  Regulations  for Reporting and  Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.




Thermo Electron Corporation Choice Plan
Report of Independent Registered Public Accounting Firm
--------------------------------------------------------------------------------

To the Participants, Administrator and Pension Committee of
Thermo Electron Corporation Choice Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Thermo Electron Corporation Choice Plan (the "Plan") at December 31, 2003 and
2002, and the changes in net assets available for benefits for the year ended
December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting
Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i - schedule of assets held (at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

Boston, Massachusetts
June 18, 2004


                                       1
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

Thermo Electron Corporation Choice Plan
Statements of Net Assets Available for Benefits
December 31, 2003 and 2002
---------------------------------------------------------------------------------------------------------------------------------



                                                                                                        2003              2002
                                                                                                 --------------    --------------

Assets
Investments, at fair value                                                                       $  427,399,405    $  345,632,550
Loans to participants                                                                                 5,636,340         5,976,961
                                                                                                 --------------    --------------

                                                                                                    433,035,745       351,609,511
                                                                                                 --------------    --------------
Receivables
 Employer contributions                                                                                 712,594           546,587
 Participant contributions                                                                            1,442,413         1,082,122
 Other                                                                                                      548             5,616
                                                                                                 --------------    --------------

                                                                                                      2,155,555         1,634,325
                                                                                                 --------------    --------------
    Net assets available for benefits                                                            $  435,191,300    $  353,243,836
                                                                                                 ==============    ==============





                 See accompanying notes to financial statements.
                                       2

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
Thermo Electron Corporation Choice Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003
---------------------------------------------------------------------------------------------------------------------------------

Addition to net assets attributed to investment income
 Interest and dividends                                                                                            $    8,423,928
 Net appreciation in fair value of investments                                                                         72,025,833
                                                                                                                   --------------

    Total investment income                                                                                            80,449,761
                                                                                                                   --------------

Contributions
 Employer                                                                                                              11,703,913
 Participant                                                                                                           24,510,500
                                                                                                                   --------------

    Total contributions                                                                                                36,214,413
                                                                                                                   --------------

Deductions from net assets attributed to
 Benefits paid to participants                                                                                         34,686,849
 Administrative expenses                                                                                                   29,861
                                                                                                                   --------------

    Total deductions                                                                                                   34,716,710

Net increase in net assets available for benefits                                                                      81,947,464

Net assets available for benefits
 Beginning of year                                                                                                    353,243,836
                                                                                                                   --------------

 End of year                                                                                                       $  435,191,300
                                                                                                                   ==============





                 See accompanying notes to financial statements.

Thermo Electron Corporation Choice Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

1.       Plan Description

        The following description of the Thermo Electron Corporation Choice Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

        General
        The Plan is a defined contribution plan. The Plan covers eligible full-time and part-time employees of Thermo Electron Corporation and subsidiaries (the Company) who have completed two months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

        On May 31, 2002, the Thermo Neslab, Inc. 401(k) Plan was merged into the Plan. The balance of $14,627,249 for the net assets available for benefits as of May 31, 2002 was transferred into the Plan.

        On July 31, 2002, the Thermo Finnigan LLC 401(k) Plan was merged into the Plan. The balance of $47,453,179 for the net assets available for benefits as of July 31, 2002 was transferred into the Plan.

        As of December 31, 2002, the participant accounts and the net assets of the Spectra-Physics 401(k) Plan were transferred into the Plan, totaling $36,004,050. The financial statements reflect the merger as if it occurred at the close of business December 31, 2002. The participants of Spectra-Physics of the 401(k) plan were allowed to contribute effective January 1, 2003.

        Contributions
        Each year participants may contribute up to 50% of pre-tax annual compensation or $12,000, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Beginning on the first day of the calendar month following completion of one year of service, the Company makes non-discretionary matching contributions equal to 200% of the first 2% and 25% of the next 2% of base compensation that a participant contributes to the Plan. Participants direct the investment of their contributions and the Company match into various investment options offered by the Plan. The Plan currently offers the Company's common stock fund and sixteen investment funds as investment options for participants. Contributions are subject to certain limitations.

        Participant Accounts
        Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

        Vesting
        Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the Company matching contributions plus actual earnings thereon is based on years of service. A participant is 100% vested after three years of credited service.

        A participant is automatically 100% vested in all contributions upon the attainment of age 65, upon becoming permanently disabled, or upon death while still an active participant.

Thermo Electron Corporation Choice Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

        Participant Loans
        Participants may only borrow from their employee portion of fund accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50% of the vested account balance, whichever is less. The term of the loan is generally five years except when use of the proceeds is for the purchase of a primary residence, for which the term can be up to 30 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. The interest rates on plan loans range from 5% to 11% at December 31, 2003. Principal and interest are repaid through payroll deductions.

        Benefit Payments and Plan Withdrawals
        On termination of service due to death, disability or retirement, a participant (or beneficiary) may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Withdrawals may be made under certain other circumstances in accordance with the Plan document.

        Forfeitures
        Upon a participant's break in service, as defined, the nonvested portion of the participant's account is forfeited and is used to reduce the Company's future funding requirements. If a participant who has terminated employment is rehired by the Company before the greater of a five-year break in service or the number of the participant's years of service prior to the participant's break in service, the participant shall be reinstated in such forfeited amount. In 2003, Company contributions were reduced by $205,477 from forfeited nonvested accounts.

        Transfer In/Out
        In connection with certain reorganization activities at the Company, the assets of certain other plans sponsored by subsidiaries of the Company have been transferred into the Plan in connection with the merger of those plans. Additionally, the reorganization has involved a number of business dispositions. As a result, the plan assets in the accounts of the affected employees have sometimes been transferred to plans sponsored by the acquirers of these businesses disposed.

2.      Summary of Significant Accounting Policies

        Use of Estimates
        The Plan's financial statements are prepared on the accrual basis of accounting. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates. Certain prior year balances have been reclassified to conform with the current year financial statement presentation.

        Investment Valuation
        Investments are stated at fair value as determined by Fidelity Management Trust Company, a trust company that is the trustee and custodian of the Plan's investment assets. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Participant loans are valued at cost plus accrued interest, which approximates fair value.

        Payment of Benefits
        Benefits are recorded when paid.

Thermo Electron Corporation Choice Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

        Risks and Uncertainties
        The Plan invests in a combination of investment securities which are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

3.      Tax Status

        The Plan has received a favorable determination letter dated September 18, 2003 from the Internal Revenue Service. The Plan has been amended since receiving the determination letter; however, the Plan administrator, management and the Plan's tax counsel believe that the Plan has been designed and operated in compliance with the applicable requirements of the Internal Revenue Code.

4.      Investments

        Investments that represent five percent or more of the Plan's net assets are as follows:

                                                                                                              December 31,
                                                                                                  -------------------------------
                                                                                                         2003             2002
                                                                                                  -------------     -------------

        Dodge and Cox Stock Fund                                                                  $  68,531,423     $           -
        Managed Income Portfolio II: Class II                                                        80,699,253        82,028,407
        Fidelity Equity-Income II Fund                                                                        -        46,954,580
        Fidelity Blue Chip Growth Fund                                                               53,078,631        43,974,327
        Fidelity Balanced Fund                                                                       53,083,335        42,617,193
        Fidelity Magellan Fund                                                                       30,880,451        24,014,123
        Fidelity Growth Company Fund                                                                 31,880,444        20,369,301
        Fidelity Diversified International Fund                                                      25,597,955                 -
        U.S. Equity Index Commingled Pool                                                            23,610,546        18,548,584
        PIMCO Total Return Fund: Class ADM                                                                    -        17,699,913

        Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on ex-dividend date.

5.      Related Party Transactions

        Certain Plan investments are managed by the Fidelity Management Trust Company, which is a trustee as defined by the Plan. Therefore, these transactions qualify as party-in-interest transactions. There were no fees paid by the Plan for investment management services for the period ended December 31, 2003. These transactions, as well as participant loans, qualify as party in interest transactions.

        The Plan invests in a unitized stock fund, Thermo Electron Stock Fund (the Fund), which is comprised of a short-term investment fund component and shares of common stock of the Company. The unit values of the Fund are recorded and maintained by the trustee. During the year ended December 31, 2003, the Plan purchased units of the Fund in the approximate amount of $960,367, sold units of the Fund in the approximate amount of $2,033,948, and had net appreciation and dividends on the Fund in the approximate amount of $2,731,447. The total value of the Plan's interest in the Fund was approximately $14,081,420 and $12,423,554 at December 31, 2003 and 2002, respectively.

Thermo Electron Corporation Choice Plan
Notes to Financial Statements
December 31, 2003 and 2002
--------------------------------------------------------------------------------

6.      Plan Termination

        Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

7.       Administrative Expenses

        The Company and the Plan pay for administrative expenses associated with management of and professional services for the Plan. Administrative fees for hardship withdrawals and loan transactions are paid by the participants. The administrative expenses included in the statement of changes in net assets available for benefits represent expenses paid by the participants. During the year, the Plan received a settlement of approximately $147,000 from the prior recordkeeper. The proceeds from the settlement were utilized to offset administrative expenses.

8.       Subsequent Event

        The Company recently announced that it has entered into a definitive agreement for the sale of its optical technologies segment, Spectra-Physics, to Newport Corporation. As a result of this disposition, the active participation in the Plan of employees in this segment will cease as of the sale date.


Thermo Electron Corporation Choice Plan
Schedule H, Line 4i
Schedule of Assets Held (at End of Year)
December 31, 2003                                                                                           Supplemental Schedule
---------------------------------------------------------------------------------------------------------------------------------
Description of Investments                                                                   Units/Shares           Current Value

Mutual Funds
 Dodge and Cox Stock Fund                                                                         602,315         $    68,531,423
 Fidelity Balanced Fund (1)                                                                     3,169,154              53,083,335
 Fidelity Blue Chip Growth Fund (1)                                                             1,339,355              53,078,631
 Fidelity Diversified International Fund (1)                                                    1,061,275              25,597,955
 Fidelity Growth Company Fund (1)                                                                 636,717              31,880,444
 Fidelity Magellan Fund (1)                                                                       315,945              30,880,451
 Freedom 2000 Fund (1)                                                                             52,957                 623,829
 Freedom 2010 Fund (1)                                                                            122,622               1,596,544
 Freedom 2020 Fund (1)                                                                            247,734               3,225,503
 Freedom 2030 Fund (1)                                                                            169,773               2,198,563
 Freedom 2040 Fund (1)                                                                             67,289                 508,701
 Freedom Income Fund (1)                                                                           73,671                 817,014
 PIMCO Total Return Fund: Class ADM                                                             1,781,095              19,075,530
 T. Rowe Price Small-Cap Stock Fund, Inc.                                                         640,109              17,910,263

Fidelity Group Trust for Employee Benefit Plans
 Managed Income Portfolio II: Class II (1)                                                     80,699,253              80,699,253
 U.S. Equity Index Commingled Pool (1)                                                            699,157              23,610,546
 Thermo Electron Stock Fund (1)                                                                   898,069              14,081,420
 Loans to participants (for a term not exceeding 30 years at interest rates ranging
  from 5% to 11%) (1)                                                                                                   5,636,340
                                                                                                                  ---------------

                                                                                                                  $   433,035,745
                                                                                                                  ===============


(1) All investments are a party in interest to the Plan.

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

Thermo Electron Corporation Choice Plan
Exhibit Index
December 31, 2003 and 2002
---------------------------------------------------------------------------------------------------------------------------------
Exhibit
Number    Description of Exhibit
---------------------------------------------------------------------------------------------------------------------------------

23.1      Consent of PricewaterhouseCoopers LLP.

32.1      Certification of the Vice President of Human Resources Pursuant to 18 U.S.C. Section 1350.

32.2      Certification of the Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

